Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

HEXO Corp. (the “Company”)

3000 Solandt Road

Ottawa, Ontario K2K 2X2

2.	Date of Material Change

June 30, 2020

3.	News Release

A news release dated June 30, 2020 was disseminated through the facilities of GlobeNewswire and was filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”). A copy of the news release is available under the Company’s profile on SEDAR at www.sedar.com.

4.	Summary of Material Change

On June 30, 2020, the Company completed its previously announced early conversion option (the “Early Conversion Option”) in respect of $29.86 million aggregate principal amount of its outstanding $70 million aggregate principal amount of 8% unsecured convertible debentures maturing December 5, 2022 (the “Debentures”).

5.	Full Description of Material Change

On June 30, 2020, the Company completed its previously announced Early Conversion Option in respect of $29.86 million aggregate principal amount of its outstanding $70 million aggregate principal amount of Debentures. The Early Conversion Option was completed in two closings, with a final closing on June 30, 2020 in which $6,265,000 aggregate principal amount of Debentures was converted into 7,831,250 units of the Company (the “Conversion Units”) at a price of $0.80 per Conversion Unit, and an initial closing on June 10, 2020 in which $23,595,000 aggregate principal amount of Debentures was converted into 29,493,750 Conversion Units at the same price, for a total of $29,860,000 aggregate principal amount of Debentures converted into 37,325,000 Conversion Units under the Early Conversion Option.

Each Conversion Unit consisted of one common share of the Company (a “Conversion Share”) and one-half of one common share purchase warrant of the Company (each whole warrant, a “Conversion Warrant”). Each Conversion Warrant is exercisable by the holder to purchase one common share of the Company (a “Conversion Warrant Share”) at an exercise price of $1.00 per share for a period of three years from issuance. The Conversion Shares are subject to restrictions against resale for 12 months from issuance as part of the terms of the Early Conversion Option. In addition, the Conversion Warrants and the common shares of the Company issuable upon exercise of the Conversion Warrants are subject to resale restrictions for four months and one day following issuance under applicable securities laws.

The Early Conversion Option does not affect the rights of those Debenture holders who have not accepted it. Debenture holders who did not accept the Early Conversion Option are not entitled to the benefit of the Early Conversion Option and will not receive the Conversion Units issuable upon conversion of the Debentures subject to the Early Conversion Option, and retain their full rights under the Debentures including their existing conversion rights.

As part of the initial closing of the Early Conversion Option, certain insiders of the Company holding, directly or indirectly, $7.87 million aggregate principal amount of Debentures converted their Debentures into an aggregate of 9,837,500 Conversion Units. As a result of the participation of such insiders in the Early Conversion Option, the Early Conversion Option constitutes a “related party transaction” with each of these insiders under Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The issuance of the Conversion Units to the insiders under the Early Conversion Option was exempt from the formal valuation and minority shareholder approval requirements of MI 61-101, as the fair market value of the Conversion Units issuable to, and the consideration payable by, such persons did not exceed 25% of the Company’s market capitalization.

6.	Reliance on Section 7.1(2) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

The name and business number of the executive officer of the Company who is knowledgeable about the material change and this report is:

Sébastien St-Louis, President and Chief Executive Officer

1-866-438-8429

invest@HEXO.com

9.	Date of Report

July 7, 2020